June 18, 2010
Mr. H. Roger Schwall
Assistant Director
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Weatherford International Ltd.
Form 10-K for the Fiscal Year Ended December 31, 2009
Filed March 1, 2010, as amended April 30, 2010
Form 10-Q for the Quarterly Period Ended March 31, 2010
Filed May 3, 2010
File No. 1-34258
Dear Mr. Schwall:
Set forth below are responses of Weatherford International Ltd. to the Staff’s comments in your letter dated May 28, 2010.
Form 10-K for the Fiscal Year Ended December 31, 2009, filed on March 1, 2010
General
SEC Comment
1.	In light of recent events in the Gulf of Mexico, please review your disclosure to ensure that you have disclosed all material information regarding your potential liability in the event that your employees or any of your products are involved in an event that leads to property damage, personal injury, death or the discharge of hazardous materials into the environment. For example, and without limitation, please address the following:
•	Disclose your insurance coverage with respect to any liability related to any such event. Such disclosure should address the types of claims covered, and the applicable policy limits and deductibles. For example, and without limitation, such disclosure should address your insurance coverage with respect to any liability related to any resulting negative environmental effects.

Division of Corporation Finance
Securities and Exchange Commission
June 18, 2010

•	Disclose your related indemnification obligations and those of your customers, if applicable.
Such disclosure should be set forth in the “Business” section of your annual report and in the “Risk Factors” section, as applicable. Please provide a sample of your proposed disclosure for our review. In responding to this comment, please consider all your products and services, not just those involved in offshore operations.
Response
In response to the Staff’s comment, we have reviewed our disclosure, and in particular the risk factor entitled “Uninsured claims and litigation could adversely impact our results.” (See page 15 of our Form 10-K.) In light of recent events in the Gulf of Mexico, and in response to the Staff’s comment, we intend to expand our disclosures under “Business” and “Risk Factors” in future filings.
Under the heading “Business” or “Management’s Discussion and Analysis,” we propose to include the following expanded disclosure in future filings on Form 10-Q and Form 10-K:
Our principal business is to provide equipment and services to the oil and natural gas exploration and production industry both on land and offshore, including our ten product and service lines, as described in our Form 10-K. We may sell our products and services separately or may bundle them together to provide integrated solutions, up to and including integrated well construction where we are responsible for the entire process of drilling, constructing and completing a well. Our customers include both exploration and production companies and other oilfield service companies. Depending on the service line, customer and location, our contracts vary in their terms, provisions and indemnities. We earn revenues under our contracts when products and services are delivered. Typically, we provide products and services at a well site where our personnel and equipment may be located together with personnel and equipment of our customer and third parties, such as other service providers.
Under the heading “Risk Factors,” we propose to include the following expanded disclosure in our next Form 10-Q:
Physical dangers are inherent in our operations and may expose us to significant potential losses. Personnel and property may be harmed during the process of drilling for oil and natural gas.
Drilling for and producing hydrocarbons, and the associated products and services that we provide, include inherent dangers that may lead to property damage, personal injury, death or the discharge of hazardous materials into the environment. Many of these events are outside our control. Typically, we provide products and services at a well site where our personnel and equipment are located together with personnel and equipment of our

Division of Corporation Finance
Securities and Exchange Commission
June 18, 2010

customer and third parties, such as other service providers. At many sites, we depend on other companies and personnel to conduct drilling operations in accordance with appropriate safety standards. From time to time, personnel are injured or equipment or property is damaged or destroyed as a result of industrial accidents, failed equipment, faulty products or services, failure of safety measures, uncontained formation pressures, or other dangers inherent in drilling for oil and natural gas. Any of these events can be the result of human error. With increasing frequency, our products and services are deployed on more challenging prospects both onshore and offshore, where the occurrence of the types of events mentioned above can have an even more catastrophic impact on people, equipment and the environment. Such events may expose us to significant potential losses.
We may not be fully indemnified against financial losses in all circumstances where damage to or loss of property, personal injury, death or environmental harm occur.
As is customary in our industry, our contracts typically provide that our customers indemnify us for claims arising from the injury or death of their employees, the loss or damage of their equipment, damage to the reservoir and pollution emanating from the customer’s equipment or from the reservoir (including uncontained oil flow from a reservoir). Conversely, we typically indemnify our customers for claims arising from the injury or death of our employees, the loss or damage of our equipment, or pollution emanating from our equipment. Our contracts typically provide that our customer will indemnify us for claims arising from catastrophic events, such as a well blowout, fire or explosion.
However, our indemnification arrangements may not protect us in every case. For example, from time to time we may enter into contracts with less favorable indemnities or perform work without a contract that protects us; our indemnity arrangements may be held unenforceable in some courts and jurisdictions; or we may be subject to other claims brought by third parties or government agencies. Furthermore, the parties from which we seek indemnity may not be solvent, may become bankrupt, may lack resources or insurance to honor their indemnities, or may not otherwise be able to satisfy their indemnity obligations to us. The lack of enforceable indemnification could in some circumstances expose us to significant potential losses.
Our business may be exposed to uninsured claims, and litigation might result in significant potential losses.
In the ordinary course of business, we become the subject of various claims and litigation. For example, we have been named in a number of lawsuits because, along with other oilfield service companies, we provided products and services on the Deepwater Horizon in the Gulf of Mexico. We maintain liability insurance, which includes insurance against damage to people, equipment and the environment, up to maximum limits of

Division of Corporation Finance
Securities and Exchange Commission
June 18, 2010

$600 million, and subject to self-insured retentions and deductible of $2 million, per occurrence.
Our insurance policies are subject to exclusions, limitations, and other conditions and may not apply in all cases, for example where willful wrongdoing on our part is alleged. It is possible an unexpected judgment could be rendered against us in cases in which we could be uninsured and beyond the amounts we currently have reserved or anticipate incurring, and in some cases those potential losses could be material.
Our insurance may not be sufficient to cover any particular loss, or our insurance may not cover all losses. For example, although we maintain product liability insurance, this type of insurance is limited in coverage and it is possible an adverse claim could arise in excess of our coverage. Finally, insurance rates have in the past been subject to wide fluctuation. In response to the recent catastrophic accident in the Gulf of Mexico, insurance rates are volatile and increasing, and some forms of insurance may become entirely unavailable in the future or unavailable on terms that we or our customers believe are economically acceptable. Reductions in coverage, changes in the insurance markets and accidents affecting our industry may result in further increases in our cost and higher deductibles and retentions in future years and may also result in reduced activity levels in certain markets. Any of these events would have an adverse impact on our financial performance.
In light of recent events in the Gulf of Mexico, we have also expanded our discussion of risks of potential environmental liabilities, as further described below in our response to comment no. 3.
Business; Customers, page 9
SEC Comment
2.	We note that revenue from Petroleos Mexicanos accounted for approximately 13% of your revenues during 2009. Please file any related agreements or tell us why they do not constitute material contracts. See Item 601(b)(10) of Regulation S-K.
Response
Our revenues derived from PEMEX during 2009 were derived under a number of contracts. These contracts are distinct from one another insofar as they pertain to separate commitments on our part to deliver products and services to the client. No single contract constitutes a material contract on which Weatherford’s business is substantially dependent. These contracts are such as ordinarily accompanies the kind of business conducted by Weatherford and its subsidiaries, and do not fall within the categories listed in Item 601(b)(10)(ii) of Regulation S-K.

Division of Corporation Finance
Securities and Exchange Commission
June 18, 2010

Federal Regulation and Environmental Matters, page 9
SEC Comment
3.	Discuss how the various federal, state and local laws and regulations apply to your business. We note that on page 15 you state that “environmental laws have become more stringent and have generally sought to impose greater liability on a larger number of potentially responsible parties.” Discuss these environmental laws and your potential liabilities.
Response
Historically, we have not incurred material costs for environmental matters and currently have accrued approximately $5 million for environmental liabilities, which we view as immaterial. However, following recent events in the Gulf of Mexico, more stringent environmental regulation may be directed at the oil and gas industry in the U.S. and possibly in other countries where we operate.
In light of recent events in the Gulf of Mexico, we intend to expand our disclosures of our potential liabilities under environmental laws under the heading “Risk Factors” in future filings. Specifically, we propose to include the following expanded disclosure in our next Form 10-Q:
Our operations are subject to environmental and other laws and regulations that may expose us to significant liabilities and could reduce our business opportunities and revenues.
We are subject to various federal, state and local laws and regulations relating to the energy industry in general and the environment in particular. An environmental claim could arise with respect to one or more of our current businesses, products or services, or a business or property that one of our predecessors owned or used, and such claims could involve material expenditures. Generally, environmental laws have in recent years become more stringent and have sought to impose greater liability on a larger number of potentially responsible parties. The scope of regulation of our industry and our products and services may increase further following recent events in the Gulf of Mexico, including possible increases in liabilities or funding requirements imposed by governmental agencies. A moratorium has been issued on new deepwater projects in the Gulf of Mexico, and we cannot anticipate how long the limitation may last or whether its scope could be expanded. In addition, members of the U.S. Congress are reviewing more stringent regulation of hydraulic fracturing, a technology which is used in one of our business segments, and regulators are investigating whether any chemicals used in the fracturing process might adversely affect groundwater. A significant portion of North American service activity today is directed at prospects that require hydraulic fracturing in order to produce hydrocarbons. Additional regulation could increase the costs of

Division of Corporation Finance
Securities and Exchange Commission
June 18, 2010

conducting our business and could materially reduce our business opportunities and revenues if our customers decrease their levels of activity in response to such regulation.
Risk Factors; We are involved in several governmental and internal investigations page 13
SEC Comment
4.	Please describe to us, in reasonable detail, the specific alleged violations in sanctioned countries that OFAC and BIS are investigating, and tell us how and when you became aware of the investigations. Your discussion should include the nature and period of the transaction underlying each alleged violation, as well as the subsidiaries, products and services, countries, types of customers, and dollar amounts involved in those transactions. Also, please represent to us that you will disclose in future filings, as appropriate, any material developments related to those investigations.
Response
The requested information has been provided to the SEC’s Enforcement Division and OFAC. Weatherford has provided ongoing disclosure of the investigations and will disclose in future filings, as appropriate, any material developments related to the investigations as required by our disclosure obligations.
SEC Comment
5.	We note in the disclosure on pages 13-14 that you decided in September 2007 to direct your foreign subsidiaries to discontinue doing business in sanctioned countries like Cuba, Iran, Sudan, and Syria. We note also the disclosure that effective March 31, 2008, you substantially completed your winding down of business in sanctioned countries, but that your withdrawal process is not yet complete. Please provide us with information regarding your past, current, and anticipated contacts with Cuba, Iran, Sudan, and Syria, whether through subsidiaries or other direct or indirect arrangements, for the last three fiscal years and the subsequent period. Your response should describe any products, equipment, components, technology, software, or services you have provided into any of those countries, directly or indirectly, and any agreements, commercial arrangements, or other contacts you have had with the governments of those countries or entities controlled by those governments.
Response
The requested information has been provided to the SEC’s Enforcement Division and OFAC.

Division of Corporation Finance
Securities and Exchange Commission
June 18, 2010

Form 10-Q for the Quarterly Period Ended March 31, 2010; Note 12. Retirement and Employee Benefit Plans, page 13
SEC Comment
6.	We note your disclosure which states that benefits under the SERP defined benefit plan were frozen effective March 31, 2010. In future filings, please expand your disclosure to explain all material amendments that were made to the SERP plan and disclose the projected benefit obligation on the date that the plan was amended.
Response
All material amendments to the SERP plan have been disclosed in a Current Report on Form 8-K and attached as an exhibit. See our 8-K reports filed March 23, 2010 and April 9, 2010. We will include similar disclosure in future filings. In addition, we will disclose the projected benefit obligation of $99.5 million as of the date the plan was amended to freeze all future benefits (other than the accrual of interest).
SEC Comment
7.	Your disclosure states that you recorded a curtailment loss for the acceleration of the prior service cost. Please explain whether the curtailment caused a decrease or increase to the projected benefit obligation. If so, please tell us the amount and clarify how your accounting for the decrease or increase complies with FASB ASC Topic 715-30-35-93.
Response
The curtailment of the plan caused a decrease in our projected benefit obligation of $34.6 million. In accordance with FASB ASC Topic 715-30-35-93 this decrease (a gain) was offset against the net loss included in accumulated other comprehensive income of $31 million for a curtailment gain of $3.6 million. There was no transition asset included in accumulated other comprehensive income to effect this calculation.
The prior service cost included in accumulated other comprehensive income associated with years of service no longer expected to be rendered as a result of the curtailment created a loss of $38.6 million. In accordance with FASB ASC Topic 715-30-35-94, the $3.6 million gain and the loss of $38.6 million were combined for a net curtailment loss of $35 million. This net loss was recognized in earnings in the first quarter of 2010.

Division of Corporation Finance
Securities and Exchange Commission
June 18, 2010

Management’s Discussion and Analysis of Financial Condition and Results of Operations; Results of Operations; Devaluation of Venezuelan Bolivar, page 26
SEC Comment
8.	We note that you recorded a $64 million charge for the remeasurement of your net monetary assets denominated in bolivars for the devaluation of the bolivar that occurred in January 2010. Please expand your disclosure in future filings to provide a more comprehensive discussion of your Venezuelan operations that provides a greater level of information about the monetary assets and liabilities that are exposed to exchange rate changes and the sensitivity of your sales and cost of sales to future currency changes. Please expand your disclosure in future filings to disclose the specific amount of bolivar-denominated monetary assets and liabilities that are being remeasured as of each balance sheet date. Provide this disclosure for each individual monetary asset and liability that is being remeasured. In addition, disclose the amount of sales and costs of sales generated from your Venezuelan subsidiary and separately disclose the amounts denominated in bolivars and in U.S. dollars. Please provide us an example of future disclosure.
Response
Our net monetary asset position as of March 31, 2010 was $85.5 million. This position consisted of $97.3 million in cash and receivables offset by $11.8 million in current liabilities. We will disclose the amount and description of what makes up this net position in future filings. As our revenue in Venezuela for the three months ended March 31, 2010 was only 1.6% of total revenues, we do not believe the amount or the currency denomination of our sales and cost of sales is material to investors, nor is the sensitivity of these amounts to future currency changes. Subsequent to the filing of our Form 10-Q for the quarterly period ended March 31, 2010, PDVSA indicated that they will not pay us the full contractual amount of our U.S. dollar denominated receivables. We are currently in discussions with PDVSA on this matter and will include disclosures in a risk factor and/or MD&A in future filings.
We intend to add the following disclosure in future filings, updated with current numbers:
In January 2010, the Venezuelan government announced its intention to devalue its currency (“Bolivar”) and move to a two tier exchange structure. The official exchange moved from 2.15 to 2.60 for essential goods and 4.30 for non-essential goods and services. In connection with this devaluation, we incurred a charge of $64 million ($40 million net of tax) for the remeasurement of the local balance sheet at the date of the devaluation. We currently utilize the 4.3 bolivar to U.S. dollar exchange rate. As of June 30, 2010, we had a net monetary asset position denominated in bolivars of approximately $           million comprised primarily of cash and accounts receivables. We are continuing to explore opportunities to reduce this exposure but should another devaluation occur in the future, we may be required to take further charges related to the remeasurement of our net

Division of Corporation Finance
Securities and Exchange Commission
June 18, 2010

monetary asset position. For example, if the Venezuela bolivar devalued by an additional 10% in the future, we would record a devaluation charge of approximately $              million.
SEC Comment
9.	Please tell us whether you have obtained foreign currency from the parallel market. If so, please revise your disclosure in future filings to discuss the amounts you have settled at both the official rate and through the parallel market during the periods presented. If no amounts have been settled at the official rate during this time, discuss the most recent settlements. Disclose the amount of bolivar pending government approval for settlement at the official rate (and which official rate) and the length of time the request(s) have been pending. Discuss the implications of the current exchange rate system for your operations and cash flows and to the extent possible, provide a quantified analysis of the potential impact on your future operations. Please provide us an example of future disclosure.
Response
We have not obtained any currency from the parallel market for the periods presented. In 2010, we have received $10.6 million at the official rate (primarily at 2.6) and have approximately $12.6 million awaiting payment from the government. The primary risk to us in the current economic environment of Venezuela is our ability to manage our net monetary asset position in bolivars and U.S. dollars. We are exploring opportunities to reduce this exposure and will disclose any future plans or events that will materially affect this exposure. We will disclose in future filings the expected impact that an additional 10% devaluation in the Venezuelan bolivar would have on our results of operations. See response to comment no. 8 above. In our most recent Form 10-K, we included a risk factor regarding currency fluctuations, with a specific reference to the devaluation of the Venezuelan bolivar, and we will revise our risk factor in future filings if appropriate.
SEC Comment
10.	In future filings, please discuss your plans to manage the challenges presented by the current exchange rate system. For example, disclose changes in business practices or policies that have occurred or are anticipated to occur in response to the devaluation.
Response
We continue to explore our opportunities to reduce the net monetary asset exposure we have in bolivars and to make sure we can react quickly to any changes in the economic environment in Venezuela. In future filings, we will disclose any material changes in our business practices or policies related to these matters insofar as such changes are reasonably expected to have a material impact on our financial performance.

Division of Corporation Finance
Securities and Exchange Commission
June 18, 2010

We acknowledge that the company is responsible for the adequacy and accuracy of the disclosures in its filings; that Staff comments or changes in disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and the company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
We hope these responses are satisfactory. If you have further comments or questions, please do not hesitate to contact me with any questions about these matters.
Sincerely,

/s/ ANDREW P. BECNEL Andrew P. Becnel
Senior Vice President and
Chief Financial Officer